

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 8, 2023

Elias Mark
Chief Financial Officer
Gambling.com Group Ltd
22 Grenville Street
St. Helier, Channel Island of Jersey JE4 8PX

> **Re: Gambling.com Group Ltd**
> **Form 20-F for Fiscal Year Ended December 31, 2022**
> **Filed March 23, 2023**
> **File No. 001-40634**

Dear Elias Mark:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2022

Business Overview, page 32

1. We note your disclosure of Adjusted EBITDA margin. Please revise to provide disclosure of the most directly comparable IFRS measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 45

2. We note your disclosure on page F-15 that revenue-share fees are a percentage of the net gaming revenues an operator generates over the lifetime of the referred player. It is not clear from your disclosure the extent to which revenue recognized in a particular period results from referrals in the current year or referrals from prior years. Please consider whether quantification of revenue from new and pre-existing referrals would provide meaningful information to investors about the duration of your income streams and the

extent to which your business relies on new referrals for the maintenance and growth of revenue levels.

<u>Notes to Consolidated Financial Statements</u>
<u>2. Summary of Significant Accounting Policies</u>
<u>Revenue Recognition, page F-15</u>

3.   You disclose that negative revenue share amounts usually do not carry over into subsequent months. Please describe for us the nature of negative revenue share amounts.

<u>18. Revenue, page F-41</u>

4.   We note that you earn performance marketing fees in the form of ongoing revenue-shares, one-time fees, and a hybrid of these two forms. Please tell us your consideration of disaggregating performance marketing fees along these lines, given the differences in the nature and timing of these forms of fees.

<u>Note 19. Operating Expenses</u>
<u>Sales and Marketing Expenses, page F-43</u>

5.   Please explain your consideration of classifying amortization of certain intangible assets as cost of sales instead of 'Sales and marketing expenses.' In this regard, we note you attribute the increase in amortization expense primarily to the acquisition of RotoWire.com and BonusFinder.com in 2022, and their related domain names, apps, and customer contracts on page 49, which appears related to cost of sales. Refer to SAB Topic 11B.

6.   Please disclose the nature of external content costs. Also, explain to us your consideration of classification of external content as a component of cost of sales as these costs appear integrally related to your revenue generating activities, particularly for RotoWire and BonusFinder acquired in 2022. In this regard, we note that you earn revenue from subscriptions.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services